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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NATURAL RESOURCE PARTNERS L.P.

(Name of Issuer)

Common Units
Subordinated Units

(Title of Class of Securities)

Common: 63900P 10 3
Subordinated: 63900P 40 0

(CUSIP Number)

Wyatt L. Hogan
GP Natural Resource Partners LLC
601 Jefferson, Suite 3600
Houston, Texas 77002
Tel: (713) 751-7507

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

CUSIP No. Common CUSIP No. 63900P 10 3; Subordinated CUSIP No. 63900P 40 0

1.	Name of Reporting Person: Corbin J. Robertson, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, PF (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:(1) 139,060 Common plus Subordinated Units; 139,060 Common Units; 0 Subordinated Units

		8.	Shared Voting Power:(2) 8,740,714 Common plus Subordinated Units; 4,660,210 Common Units; 4,080,504 Subordinated Units

		9.	Sole Dispositive Power:(1) 139,060 Common plus Subordinated Units; 139,060 Common Units; 0 Subordinated Units

		10.	Shared Dispositive Power:(2) 8,740,714 Common plus Subordinated Units; 4,660,210 Common Units; 4,080,504 Subordinated Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:(2) 8,879,774 Common plus Subordinated Units; 4,799,270 Common Units; 4,080,504 Subordinated Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.0% of Common plus Subordinated Units; 28.5% of Common Units; 47.9% of Subordinated Units

14.	Type of Reporting Person (See Instructions): IN/HC

(1)	Corbin J. Robertson, Jr. may be deemed to beneficially own 69,530 Common Units owned by the William K. Robertson 1993 Trust and 69,530 Common Units owned by the Frances C. Robertson 1992 Management Trust, in his capacity as trustee of those trusts. See Item 3.

(2)	The 4,080,504 Subordinated Units are convertible into Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference. See Item 3 for an explanation of how Mr. Robertson may be deemed to be the beneficial owner of these Common Units.

CUSIP No. Common CUSIP No. 63900P 10 3; Subordinated CUSIP No. 63900P 40 0

1.	Name of Reporting Person: Western Pocahontas Properties Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 76-0205573

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 Common or Subordinated Units

		8.	Shared Voting Power:(1) 8,389,931 Common plus Subordinated Units; 4,466,107 Common Units; 3,923,824 Subordinated Units

		9.	Sole Dispositive Power: 0 Common Units; 0 Subordinated Units

		10.	Shared Dispositive Power:(1) 8,389,931 Common plus Subordinated Units; 4,466,107 Common Units; 3,923,824 Subordinated Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:(1) 8,389,931 Common plus Subordinated Units; 4,466,107 Common Units; 3,923,824 Subordinated Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.1% of Common plus Subordinated Units; 26.5% of Common Units; 46.1% of Subordinated Units

14.	Type of Reporting Person (See Instructions): PN

(1)	The 3,923,824 Subordinated Units are convertible into Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

CUSIP No. Common CUSIP No. 63900P 10 3; Subordinated CUSIP No. 63900P 40 0

1.	Name of Reporting Person: Western Pocahontas Corporation		I.R.S. Identification Nos. of above persons (entities only): 76-0204210

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 Common or Subordinated Units

		8.	Shared Voting Power:(1) 8,389,931 Common plus Subordinated Units; 4,466,107 Common Units; 3,923,824 Subordinated Units

		9.	Sole Dispositive Power: 0 Common or Subordinated Units

		10.	Shared Dispositive Power:(1) 8,389,931 Common plus Subordinated Units; 4,466,107 Common Units; 3,923,824 Subordinated Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:(1) 8,389,931 Common plus Subordinated Units; 4,466,107 Common Units; 3,923,824 Subordinated Units(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.1% of Common plus Subordinated Units; 26.5% of Common Units; 46.1% of Subordinated Units

14.	Type of Reporting Person (See Instructions): CO/HC

(1)	The 3,923,824 Subordinated Units are convertible into Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

THIS AMENDMENT NO. 3 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON OCTOBER 28, 2002, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON AUGUST 25, 2003, AND AS AMENDED BY THE AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JANUARY 7, 2004. THIS AMENDMENT NO. 3 REFLECTS TRANSACTIONS AS OF NOVEMBER 24, 2005, AND IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:
Item 1. Security and Issuer
     This statement on Schedule 13D is being filed by Corbin J. Robertson, Jr., Western Pocahontas Properties Limited Partnership and Western Pocahontas Corporation (collectively, the “Reporting Persons”), which constitute a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This schedule relates to the common units representing limited partner interests (the “Common Units”) and Subordinated Units representing limited partner interests (the “Subordinated Units”), of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.
Item 2. Identity and Background
(a)	Name of Persons Filing this Statement (the “Reporting Persons”):
(1)	Corbin J. Robertson, Jr., a United States citizen domiciled in Texas.

(2)	Western Pocahontas Properties Limited Partnership, a limited partnership formed under the laws of the State of Delaware.

(3)	Western Pocahontas Corporation, a corporation formed under the laws of the State of Texas.
(b)	Business Address of Reporting Persons:
(1)	The principal business address of Corbin J. Robertson, Jr. and Western Pocahontas Corporation is 601 Jefferson Street, Suite 3600, Houston, Texas 77002.

(2)	The principal business address of Western Pocahontas Properties Limited Partnership is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.
(c)	Present Principal Occupation or Principal Business:
(1)	Mr. Robertson is the President and Chief Executive Officer of Quintana Minerals Corporation, a corporation engaged in oil and gas production, and is Chairman of the Board and Chief Executive Officer of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership.

(2)	Western Pocahontas Properties Limited Partnership engages in the leasing and acquisition of royalty-producing mineral properties.

(3)	Western Pocahontas Corporation acts as the general partner of Western Pocahontas Properties Limited Partnership.
     Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of Western Pocahontas Corporation follows:
Board of Directors and Executive Officers of Western Pocahontas Corporation

Principal Occupation /
Name	Business Address	Position	Employment
Corbin J. Robertson, Jr.	*	Director, Chairman of the Board and Chief Executive Officer	See Item 2(c)(1) above.

S. Reed Morian	300 Jackson Hill, Houston, Texas 77007	Director	Chairman and CEO of Dixie Chemical Company

William L. Mullen	Lost Tree Village 838 Lake House Drive North Palm Beach, FL 33408	Director	Retired

Peter Baumann	4221 Birdview Avenue Malibu, CA 90265	Director	Retired

W.W. Scott, Jr.	2606 W. Lane Drive Houston, TX 77027	Director	Retired

Nick Carter	**	President and Chief Operating Officer	***

Dwight L. Dunlap	*	Chief Financial Officer and Treasurer	***

Wyatt L. Hogan	*	Secretary	***

Kevin Wall	**	Vice President and Chief Engineer	***

*	The business address of the executive officers and directors listed above is 601 Jefferson, Suite 3600, Houston, Texas 77002.

**	The business address of the executive officers and directors listed above is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.

***	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership and, if applicable, other affiliates of the Partnership.

     (d)  None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e)  None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Western Pocahontas Properties Limited Partnership acquired beneficial ownership of the Common Units and the Subordinated Units on October 17, 2002 in exchange for the contribution of equity interests in an affiliated entity of the Partnership in connection with the Partnership’s initial public offering. Western Pocahontas Corporation holds the general partner interest in Western Pocahontas Properties Limited Partnership and, as such, may be deemed to beneficially own the Common Units and the Subordinated Units acquired by that entity. Corbin J. Robertson, Jr. is the controlling shareholder of Western Pocahontas Corporation and, as such, may be deemed to beneficially own the Common Units and the Subordinated Units acquired by Western Pocahontas Properties Limited Partnership. In addition, Mr. Robertson may be deemed to beneficially own the Common Units and the Subordinated Units acquired by New Gauley Coal Corporation by virtue of his interest therein. New Gauley Coal Corporation acquired beneficial ownership of 116,957 Common Units and 208,907 Subordinated Units on October 17, 2002 in exchange for the contribution of equity interests in an affiliated entity of the Partnership in connection with the Partnership’s initial public offering. New Gauley Coal Corporation subsequently purchased 9,150 Common Units, at $20.00 per Common Unit, on November 18, 2002 upon the expiration of the underwriters’ over-allotment option, as described in the Registration Statement.
     A number of Common Units were purchased with personal funds or funds held by trusts for which Mr. Robertson serves as trustee. On October 17, 2002, Corbin J. Robertson, Jr. purchased:
•	25,000 Common Units in his capacity as trustee of the William K. Robertson 1993 Management Trust (the “WKR Trust”);

•	25,000 Common Units in his capacity as trustee of the Frances C. Robertson 1992 Management Trust (the “FCR Trust”); and

•	3,000 Common Units in his capacity as trustee of the Corbin J. Robertson III 1991 Management Trust (the “CJR III Trust”).
     These 53,000 Common Units were purchased at $20.00 per Common Unit from Lehman Brothers Inc. through the Directed Units Program, as described in the Registration Statement.
     Between October 17, 2002 and December 31, 2003, Mr. Robertson purchased an aggregate of 89,060 Common Units in his capacity as trustee of the WKR Trust and the FCR Trust. These units were purchased on the open market or under a broker-administered 10b5-1 plan. In addition, Barbara Robertson, Mr. Robertson’s spouse, purchased an aggregate of 17,170 Common Units during that period. Because Mr. Robertson does not have voting or investment power over the shares directly held by his spouse, he disclaims beneficial ownership of those units. The aggregate purchase price of these 106,230 units was $2,275,583, or an average purchase price of $21.42 per Common Unit.
     On December 31, 2003, the Corbin J. Robertson III 1991 Management Trust was dissolved, and Mr. Robertson no longer claims beneficial ownership of the securities held by that trust.
     On June 29, 2004, Mr. Robertson’s spouse made a gift to charity of 1,400 Common Units.
     Due to the satisfaction of certain subordination tests described in the Registration Statement on Form S-1, as amended (File No. 333-86582), incorporated herein by reference (the “Registration Statement”), on November 14, 2005, 25% of the Subordinated Units held by Western Pocahontas Properties Limited Partnership and New Gauley Coal Corporation (1,360,169 Subordinated Units between the two entities) converted into 1,360,167 Common Units. Two Subordinated Units were converted to cash in lieu of Common Units because the conversion would have resulted in a fractional number of units.
     Details of the individual transactions are disclosed on Mr. Robertson’s publicly available Forms 4.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.
Item 5. Interest in Securities of the Issuer
(a) (1)	Corbin J. Robertson, Jr., in his capacity as the controlling shareholder of Western Pocahontas Corporation, the general partner of Western Pocahontas Properties Limited Partnership, in his capacity as a shareholder of New Gauley Coal Corporation, in his capacity as trustee of the WKR Trust and the FCR Trust, and in his capacity as the spouse of Barbara Robertson, may be deemed to be the beneficial owner of an aggregate of 8,879,774 Common and Subordinated Units, consisting of 4,799,270 Common Units and 4,080,504 Subordinated Units that are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement. There being a total of 16,825,305 Common Units and 8,515,228 Subordinated Units outstanding, these holdings represent 28.5% of the Common Units, 47.9% of the Subordinated Units and 35.0% of all outstanding Common and Subordinated Units.

(2)	Western Pocahontas Properties Limited Partnership is the record and beneficial owner of an aggregate of 8,389,931 Common and Subordinated Units, consisting of 4,466,107 Common Units and 3,923,824 Subordinated Units that are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement. These holdings represent 26.5% of the Common Units, 46.1% of the Subordinated Units and 33.1% of all outstanding Common and Subordinated Units.

(3)	Western Pocahontas Corporation does not directly own any units. In its capacity as the general partner of Western Pocahontas Properties Limited Partnership, Western Pocahontas Corporation may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of the aggregate of 8,389,931 Common and Subordinated Units, consisting of 4,466,107 Common Units and 3,923,824 Subordinated Units held by Western Pocahontas Properties Limited Partnership. These holdings represent 26.5% of the Common Units, 46.1% of the Subordinated Units and 33.1% of all outstanding Common and Subordinated Units.
     (b)  The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.
     (c)  On November 14, 2005, 25% of the outstanding Subordinated Units converted into Common Units, due to satisfaction of the conditions described in the Registration Statement. Other than this conversion, described in Item 3, neither Mr. Robertson, Western Pocahontas Properties Limited Partnership nor Western Pocahontas Corporation has effected transactions in Common or Subordinated Units in the last 60 days.
     (d)  Not applicable.
     (e)  Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Common Units acquired by the Reporting Persons on or before October 17, 2002 were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the First Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated as of October 17, 2002, (incorporated by reference to Exhibit 3.2 of the Annual Report on Form 10-K for the year ended December 31, 2002), and as amended on December 8, 2003, (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-3, dated December 23, 2003, File No. 333-111532), on August 2, 2005 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on August 3, 2005) and on August 2, 2005 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on October 20, 2005).

     The Common Units owned by Western Pocahontas Properties Limited Partnership are pledged to The Travelers Insurance Company under the Collateral Assignment and Pledge of Partnership Interests dated as of October 17, 2002 between Western Pocahontas Properties Limited Partnership and The Travelers Insurance Company.
Item 7. Material to Be Filed as Exhibits

Exhibit 10.1:	Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated October 28, 2002 incorporated by reference to Exhibit 99.1 to Schedule 13D filed October 28, 2002.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 2005	CORBIN J. ROBERTSON, JR.
	By:	/s/ Corbin J. Robertson, Jr
Corbin J. Robertson, Jr.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 2005	WESTERN POCAHONTAS PROPERTIES LIMITED PARTNERSHIP By: Western Pocahontas Corporation, Its General Partner

	By:	/s/ Corbin J. Robertson, Jr
Corbin J. Robertson, Jr.
Chief Executive Officer

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 2005	WESTERN POCAHONTAS CORPORATION
	By:	/s/ Corbin J. Robertson, Jr.
Corbin J. Robertson, Jr.
Chief Executive Officer

EXHIBIT INDEX

Exhibit 10.1:	Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated October 28, 2002 incorporated by reference to Exhibit 99.1 to Schedule 13D filed October 28, 2002.